Mail Room 4561

      May 17, 2005

Mr. Michael Walsh
Chief Financial Officer
IQ Biometrix, Inc.
2000 Bridge Pkwy, Suite 201
Redwood Shores, CA 94538

Re:	IQ Biometrix Inc.
	Registration Statement on Form S-4, as amended
	File No. 333-124027

Dear Mr. Walsh:

	We have the following comments on your amended registration statement. Please note that we have limited our review to the matters addressed in the comments below. No further review of the registration statement has been or will be made. All persons who are by statute responsible for the adequacy and accuracy of the registration statement are urged to be certain that all information required under the Securities Act of 1933 has been included.


FORM S-4/A

General

1. Please update your financial statements pursuant to Item 310 of Regulation S-B.

2. In our previous discussions regarding the Wherify Wireless private placement of Series C Preferred Stock between September 17, 2004 and
January 19, 2005, you asked the staff to suggest an appropriate manner in which the shares of IQB common stock issuable upon conversion of these Series C Preferred Shares could be registered. In our letter dated February 15, 2005, we stated, in part, "You may register the resale of the IQ Biometrix shares issuable to Wherify Series C holders by including those shares in a registration statement containing the other shares to be issued in the merger transaction" (emphasis added). Consequently, you should revise your document to register these shares in your fee table, provide approprioate disclosure in your summary, and name all 75 investors in the Wherify Series C financing as selling stockholders and provide the disclosure required by Items 507 and 508 of Regulation S-B. Please refer to our comment letter dated March 15, 2005 relating to your previously filed resale registration statement (File No. 333-122710) regarding the information required to be provided for selling stockholders.

3. In our February 15, 2005 letter, we also stated you should provide appropriate risk factor disclosure relating to the sale of the Series
C Preferred Stock and the uncertainty of the availability of the exemption Wherify relied upon, discuss this uncertainty as a contingency in management`s discussion and analysis and give consideration as to what presentation is required in the financial statements. We further requested that you supplementally provide us with a SFAS 5 analysis regarding any contingent liabilities that might arise from the unavailability of an exemption for the Wherify offering and that this analysis include a discussion as to whether or not your independent accountant believes that any changes to the financial statements are required. We note your risk factor disclosure on page 19, but were unable to locate the other requested disclosure and analysis. Please advise or revise.

Questions and Answers About the Merger and Special Meetings

Why Is My Vote Important?

4. Consider separating your discussion of the number of votes needed to approval the merger and the effect of abstentions and broker non-votes into separate questions and answers to make this information clearer to investors.

Summary

Recent Events, page 14

5. We note your reference to the Wherify rescission offer. Please expand your disclosure to indicate the federal exemption relied upon.
Please also briefly discuss state law issues associated with the rescission offer.

6. We note your statement "the SEC staff indicated that Wherify needed to complete a rescission offer before IQB could proceed with the registration of the IQB shares to be registered in the proposed merger." However, our comment letter, dated February 15, 2005, stated only that "having commenced the offering of the IQ Biometrix shares underlying the Wherify Series C Preferred shares in a transaction that was not registered, the issuance of those shares should be completed in reliance upon an exemption." While we did discuss a number of alternative manners in which this issue could be resolved, the decision to undertake a rescission offer was strictly up to IQB. Therefore, we do not believe that it is appropriate to characterize our position as being that you "needed to complete a rescission offer." Please revise.


Material Tax Consequences, page 53

7. It appears that the tax consequences of this transaction are material to the Wherify stockholders. Therefore, please revise your discussion to identify all material tax consequences and file an opinion of counsel relating to these consequences. See Item 601(b)(8) of Regulation S-B.

IQB Security Ownership of Certain Beneficial Owners and
Management,
page 97

8. The footnotes to the beneficial ownership table appear to assume the conversion of the debentures issued by IQB in its January 2005 private placement. Update to reflect the conversion of these debentures and the interest accrued on April 11, 2005.

Management`s Discussion and Analysis or Plan of Operation

Controls and Procedures

9. Evaluation of controls and procedures should be made in conjunction with periodic filings made pursuant to the Securities
Exchange Act of 1934, as amended. As such, please remove this discussion from MD&A.

Item 22. Undertakings

10. Please ensure that all of your undertakings are appropriate to your transaction and your registrant status. For example, you currently include the undertaking found in Item 512(b) of Regulation
S-K, which is inapplicable to you.

*	*	*	*	*

	As appropriate, please amend your filing in response to these comments. Please ensure that your amendment is marked in accordance
with Item 310 of Regulation S-T.  You may wish to provide us with
marked copies of the amendment to expedite our review.   Please
furnish a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      Please allow adequate time after filing of any amendment for further review before submitting a request for acceleration.
Please
provide this request at least two business days in advance of the requested effective date.

	Direct any questions to Rebekah Toton at (202) 551-3857. If you need further assistance, you may contact me at (202) 551-3730.


							Sincerely,


							Barbara C. Jacobs
							Assistant Director


cc:	Via Facsimile (415) 495-8901
	Alisande M. Rozynko, Esq.
	The Crone Law Group LLP
	Telephone: (415) 495-8900
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IQ Biometrix, Inc.
May 17, 2005
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